

ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

For more information regarding the content of this news release, please contact:

For Immediate Release

Michael Lawson
(216) 797-8798

News Release No.: 08-13
Release Date: April 29, 2008

ASSOCIATED ESTATES REALTY CORPORATION REPORTS FIRST QUARTER RESULTS
Ahead of Expectations
Raises Guidance

Cleveland, Ohio – April 29, 2008 - Associated Estates Realty Corporation (NYSE: AEC) today reported net income available to common shareholders of $37.4 million or $2.32 per common share (basic and diluted), for the first quarter ended March 31, 2008, compared with net loss available to common shareholders of $812,000 or $0.05 per common share (basic and diluted), for the first quarter ended March 31, 2007. The first quarter 2008 and 2007 results included income available to common shareholders from discontinued operations of $41.6 million and $5.6 million or $2.58 and $0.33 per share, respectively.

Funds from operations (FFO) for the quarter were $0.22 per common share (basic and diluted), compared with $0.14 per common share (basic and diluted), for the first quarter ended March 31, 2007. FFO adjusted for defeasance and other prepayment costs ("FFO as adjusted") was $0.34 per share (basic and diluted) for the first quarter of 2008 compared to $0.29 for the first quarter of 2007.

"Our core operations performed better than expected. Occupancy remained stable and we were able to achieve rental increases for both new leases and lease renewals," said John Shannon, Senior Vice President of Operations.

A reconciliation of net income (loss) to FFO and FFO as adjusted applicable to common shares is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

Total revenue for the quarter was $32.1 million compared with $30.7 million for the first quarter of 2007, an increase of 4.6 percent.



Same Community Portfolio Results

Total revenue for the quarter from the Company's same community portfolio was up 3.7 percent, and total property operating expenses for the same community portfolio increased 3.7 percent, resulting in a 3.6 percent increase in net operating income (NOI), compared with the first quarter of 2007. Physical occupancy was 95.0 percent at the end of the first quarter of 2008 compared with 96.0 percent at the end of the first quarter of 2007. For the first quarter, the average net rent collected per unit for the same community properties increased 3.1 percent to $831 per month, versus $806 per month for the first quarter of 2007. Net rent collected per unit for the Company's same community Midwest portfolio grew 4.1 percent, while net rent collected per unit for the Company's same community properties in the Mid-Atlantic/Southeast markets grew 1.1 percent.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investors" section of the Company's web site at www.aecrealty.com, or by clicking on the following link: http://ir.aecrealty.com/results.cfm.

Dispositions

During the quarter, the Company sold its Toledo, Ohio portfolio, which was comprised of 4 properties and 1,060 units, for $47.0 million, which represented an overall capitalization rate of approximately 7 percent, based on trailing 12 month net operating income and after $800 per unit in capital expenditures and a 3 percent management fee. Also during the quarter, the Company sold ten of its eleven affordable housing properties, totaling 995 units, for approximately $41.3 million, which represented an overall capitalization rate of approximately 8.5 percent after $700 per unit in capital expenditures and a 3 percent management fee. Subsequent to quarter end, the Company completed the sale of its remaining wholly owned affordable property for a sales price of $3.5 million.

Acquisitions

On April 22, 2008, the Company announced that it had completed the purchase of 2 Class A properties in Richmond, Virginia, totaling 536 units. The properties were completed in 2005 and 2006. With the addition of these two properties, the Company's Virginia portfolio now totals 804 units.

Debt Structure

During the quarter, the Company repaid approximately $32.0 million of Commercial Mortgage Backed Securities (CMBS) debt at par with a coupon of 7.9 percent. The Company has no further scheduled maturities in 2008. Additionally, the Company defeased $11.0 million of CMBS debt associated with the sale of a property in the Toledo portfolio. As of March 31, 2008, the Company's $506.1 million debt balance included 90.5 percent of fixed rate debt with a weighted average interest rate of 6.6 percent. The Company's weighted average debt maturity is 5.2 years.



2008 FFO as Adjusted Outlook

The Company is increasing its expectations for full year FFO as adjusted, which excludes defeasance and other prepayment costs, to a range of $1.22 to $1.26 per share, up from the Company's previous guidance of $1.18 to $1.22 per share. Assumptions relating to the Company's earnings guidance can be found on page 20 of the supplemental fact book.

Conference Call

A conference call to discuss the results will be held today, Tuesday, April 29, 2008 at 2:00 p.m. (ET). To participate in the call:

Via Telephone: The dial in number is 800-860-2442 and the pass code is "Estates."

Via the Internet (listen only): Access the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Register for AEC's Conference Call" link on the left hand side of the page and follow the brief instructions to register for the event. The webcast will be archived through May 13, 2008.

Company Profile

Associated Estates Realty Corporation (AEC), based in Richmond Heights, Ohio, is a real estate investment trust ("REIT") and is a member of the Russell 2000. AEC's portfolio consists of 54 properties totaling 13,396 units in nine states. For more information about the Company, please visit its website at www.aecrealty.com.

FFO and FFO as adjusted are non-Generally Accepted Accounting Principle (GAAP) measures. The Company generally considers FFO and FFO as adjusted to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO and FFO as adjusted can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. A reconciliation of net income (loss) to FFO and FFO as adjusted applicable to common shares is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8K.



ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

Safe Harbor Statement

This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2008 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; the ability of the Company to refinance debt on favorable terms at maturity; the ability of the Company to defease or prepay debt pursuant to its current plan; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses (e.g., cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, staffing and other general costs); weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as environmental liabilities, among others; changes in or termination of contracts relating to third party management and advisory business; risks related to the Company's joint ventures; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and the Company's ability to acquire properties at prices consistent with our investment criteria.



ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

		Financial Highlights		
		(in thousands, except per share data)		
		Three Months Ended		
		March 31,		
		2008		2007
Total revenue		$ 32,121	$	30,685
Net income		38,645		450
Net income (loss) applicable to common shares [1]		37,445		(812)
Add:	Depreciation - real estate assets	8,203		7,449
	Depreciation - real estate assets - joint ventures	24		242
	Amortization of joint venture deferred costs	-		9
	Amortization of intangible assets	753		9
Less:	Gain on disposition of properties	(42,910)		(4,561)
Funds from Operations (FFO) [2]		3,515		2,336
Funds from Operations (FFO) as adjusted [3]		5,474		4,999
Add:	Depreciation - other assets	345		304
	Depreciation - other assets - joint ventures	1		47
	Amortization of deferred financing fees	357		235
	Amortization of deferred financing fees - joint ventures	-		12
Less:	Recurring fixed asset additions	(1,105)		(979)
	Recurring fixed asset additions - joint ventures	-		(19)
Funds available for distribution (FAD) [4]		$ 5,072	$	4,599
Per share				
Net income (loss) applicable to common shares - basic and diluted [1]		$ 2.32	$	(0.05)
Funds from Operations - basic and diluted [2]		$ 0.22	$	0.14
Funds from Operations as adjusted - basic and diluted [3]		$ 0.34	$	0.29
Dividends per share		$ 0.17	$	0.17
Weighted average shares outstanding - basic and diluted [3]		16,167		17,109



ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

(1)   After preferred share dividends of $1,200, and $1,262, equivalent to $0.07, and $0.07 per common share, respectively.

(2)   The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(3)   The Company defines FFO as adjusted as FFO, as defined above, plus the add back of defeasance and other prepayment costs of $2.0 million for the three months ended March 31, 2008, and $2.7 million for the three months ended March 31, 2007. In accordance with GAAP, these prepayment costs are included as interest expense in the Company's Consolidated Statement of Operations. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(4)   The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

The full text and supplemental schedules of this press release are available on AEC's website at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372. For more information, access the Investors section of www.aecrealty.com.